

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Ronald A. Martell
Chief Executive Officer
Poniard Pharmaceuticals, Inc.
750 Battery Street, Suite 330
San Francisco, CA 94111

      Re: Poniard Pharmaceuticals, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed April 12, 2011
             File Number 000-16614

Dear Mr. Martell:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director